UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brasil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EMBRAER S.A.

PUBLICLY HELD COMPANY

CNPJ Nº 07.689.002/0001-89

NIRE 35.300.325.761

Second Call Notice

We invite the shareholders of EMBRAER S.A. (“Company”), to attend, on second call, an Extraordinary General Shareholders’ Meeting (“Meeting”), to be held on May 17, 2021, at 10:30 am, exclusively by digital means, as detailed below, to be taken as being held, for the purposes of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliário – CVM) Instruction No. 622/20, at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2,170, building F-100, to review and resolve on the following agenda as detailed in the Manual and Management’s Proposal for the Extraordinary Shareholders’ Meeting:

1. To resolve on the amendment to the Bylaws in order to change the name of the Strategy Committee and of the People and Governance Committee;

2. To resolve on the amendment to the Bylaws to include among the powers of the Board of Directors capital contributions to directly or indirectly controlled companies, affiliates, consortiums, joint ventures, and/or any entities of any nature;

3. To record that it is incumbent on the Board of Executive Officers to approve the direct or indirect holding by the Company of an ownership interest in other companies and the sale of such ownership interest, in both cases for companies of the same group of the Company;

4. To approve the restatement of the Bylaws resulting from the amendments mentioned in preceding item.

Pursuant to paragraph 6 of Section 124 and to paragraph 3 of Section 135 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those mentioned in Section 11 of CVM Instruction No. 481/09, are available to shareholders at the Company’s headquarters and on the Internet on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores

Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

General Instructions:

a)	The Shareholders may attend the Meeting through the electronic remote attendance system provided by the Company.

b)

To attend the Meeting directly, by legal representative or by proxy, we request that you present to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of a proxy; (ii) for shareholders who have their shares deposited in the fungible custody of shares, an extract provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours before the Meeting, whether you belong to a Shareholders’ Group (as such term is defined in the Company’s Bylaws).

c)	The documents mentioned in item “b” above must be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br

Additional Information on attendance at the Meeting:

ELECTRONIC ATTENDANCE SYSTEM: Shareholders opting to attend the Shareholders Meeting through an electronic remote attendance system shall do so using Microsoft Teams, in which case instructions and data for connection to the electronic environment shall be sent to the Shareholders, or, if applicable, their legal representatives or attorneys-in fact, who state their interest in attending the Meeting by email to investor.relations@embraer.com.br, by May 15, 2021, and also sending in this email the documents required for their attendance at the Meeting as detailed in the Management Proposal.

The electronic attendance system to be provided by the Company shall allow Shareholders who make their registration within the term set forth above to attend, voice and vote at the Meeting without the need to be physically present, as provided for in CVM Instruction No. 622/20.

The detailed rules and instructions, as well as additional procedures and information for Shareholders’ attendance at the Meeting through the electronic attendance system are included in item 2.2 of the Management Proposal available on the Company’s Investor Relations website (ri.embraer.com.br).

DISTANCE VOTING BALLOT: The distance voting ballot (boletim de voto à distância) sent by the shareholders for the first call notice of the Meeting shall be considered valid for the second call notice, according to Section 21-X, sole paragraph, of the CVM Instruction 481/07.

Any doubts regarding this Call Notice may be sent to the Company`s Investor Relations Department, by email to investor.relations@embraer.com.br

São José dos Campos, April 30, 2021.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

1. Message from the Chairman of the Board of Directors	3

2. Information and Guidelines for Attendance at the Meeting	5

2.1. Voting at the Meeting	5

2.2. Participation through remote electronic system	6

2.3. Participation through Distance Voting Ballot (Boletim de Voto à Distância)	9

3. Second Call Notice	10

4. Management’s Proposals on the Agenda	12

4.1. To review and resolve on the amendment to the Bylaws to change the name of the Strategy Committee and the People and Governance Committee.	12

4.2. To review and resolve on the amendment to the Bylaws to include among the powers of the Board of Directors capital contributions to directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature	12

4.3. To record that it is incumbent on the Board of Executive Officers to approve the direct or indirect holding by the Company of an ownership interest in other companies and the sale of such ownership interest, in both case for companies of the same group of the Company	12

4.4. Approve the restatement of the Bylaws resulting from the approved amendments in the items above.	13

ANNEXES:

Annex I – Proposed Bylaws	14

Annex II – Report of Proposed Amendments to the Bylaws	49

1.        Message from the Chairman of the Board of Directors

São José dos Campos, April 30, 2021

Dear Shareholder,

We are pleased to invite you to attend, on second call, the Extraordinary General Shareholders’ Meeting (“AGE” or ”Meeting”) of Embraer S.A. (“Embraer” or “Company”), called for May 17, 2021, at 10:30 am, to be held, exclusively by digital means, as detailed below, to be taken as being held, for the purposes of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliário – CVM) Instruction No. 622/20, at the Company’s headquarters, at Avenida Brigadeiro Faria Lima, 2,170, building F-100, in the city of São José dos Campos, State of São Paulo.

Embraer’s shares have been listed on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) since 1989, and on the New York Stock Exchange (NYSE) since July 2000, through American Depositary Receipts (ADRs).

Since the corporate restructuring that took place in 2006, Embraer’s capital stock has been exclusively comprised of common shares, as well as one golden share held by the Brazilian Federal Government, without a control group or a controlling shareholder. Since then, Embraer’s shares have been included in the Novo Mercado segment of B3, the highest level of corporate governance that a company can have in Brazil.

In the AGE, you will be invited to review and resolve on the matters included in the Second Call Notice, in accordance with item 3 below. Embraer’s Management presented proposals related to the matters on which to be voted, which are included in this Manual.

On second call, the Meeting will be opened with any number of shareholders in attendance.

Considering the legal and statutory requirements related to the quorum for these resolutions, I emphasize the importance of your vote on the matters presented herein.

Embraer’s relationship with its shareholders is based on the disclosure of information with transparency, clarity and respect for legal and ethical principles, which allows the consolidation and maintenance of Embraer’s image of leadership and innovation in the capital markets. We hope that the information contained herein, prepared in this spirit, will clarify the matters on the agenda and motivate you to attend the AGE.

We encourage your attendance in the Meeting, in the best interest of Embraer. Remember, your vote is very important to us.

We appreciate your attention,

Alexandre Gonçalves Silva

Chairman of the Board of Directors

2.        Information and Guidelines for Attendance at the Meeting

2.1.    Voting at the Meeting

Each common share will be entitled to one vote on the resolutions of the Meeting, subject to the following limits set forth in the Company’s Bylaws:

a)	No shareholder, or Shareholder Group (as defined below), Brazilian or foreign, may cast votes in excess of 5% of the shares of the Company’s capital stock; and

b)

The Foreign Shareholders (as defined below) and Foreign Shareholder Groups (as defined below) may not cast votes in excess of 2/3 of the total votes that may be exercised by the Brazilian Shareholders (as defined below) in attendance.

The above limitations apply, jointly and successively, to the Foreign Shareholders and Foreign Shareholder Groups.

The votes of the Brazilian Shareholders and the Foreign Shareholders on the resolutions of the Meeting will be calculated separately. To that end, the Chairman of the Meeting shall, upon becoming Chairman, determine and communicate the total number of votes that may be cast by the Brazilian Shareholders and by the Foreign Shareholders, observing the voting limits set forth in the Company’s Bylaws. If the total number of votes of the Foreign Shareholders exceeds 2/3 of the votes that may be cast by the Brazilian Shareholders, the number of votes of each Foreign Shareholder, including those received by means of distance voting ballot (boletim de voto à distância) sent directly to the Company or through a third party, shall be proportionately reduced by the percentage of such excess, so that the total number of votes of the Foreign Shareholders does not exceed the limit of 40% the votes that may be cast in the Meeting.

For purposes of applying the restriction on the maximum number of votes attributed to each shareholder, you must take into account the following definitions set forth in Embraer’s Bylaws:

Shareholder Group – Shareholder Groups are two or more shareholders: (i) that are parties to a voting agreement, either directly or through companies that are subsidiaries, parent companies or companies under common control; (ii) where one shareholder is, directly or indirectly, a controlling shareholder or a controlling parent company of the other shareholder or shareholders; (iii) that are companies directly or indirectly controlled by the same person, or group of persons, who may or may not be shareholders themselves; or (iv) that are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, universal rights or any other form of organization or undertaking with the same administrators or managers, or, whose administrators or managers are companies that are directly or indirectly controlled by the same person, or group of persons, which may or may not be shareholders.

As regards to investment funds, only funds with a common administrator, whose policies of investments and exercise of voting rights provides the administrator with full authority to decide and resolve at shareholders’ meetings, will be considered to be a member of a Shareholder Group.

The holders of securities issued under the Company’s Depositary Receipts program are not considered a Shareholder Group, unless they meet any of the criteria set forth in items (i) through (iv) above.

Any shareholders or Shareholder Groups that are represented by the same proxy, administrator or attorney in fact, shall be deemed members of the same Shareholder Group in the Meeting, except in the case of holders of securities issued in connection with the Company’s Depositary Receipts program, when represented by the respective Depositary Bank.

In the event of shareholders’ agreements that govern the exercise of voting rights, all signatories thereto shall be considered members of the same Shareholder Group for purposes of the limitation on the number of votes described above.

Foreign Shareholder Group – A Shareholder Group will be considered foreign whenever one or more of its members is a Foreign Shareholder.

Brazilian Shareholders – The following are Brazilian Shareholders: (i) individuals born or naturalized in Brazil, residing in Brazil or abroad; (ii) legal entities organized under Brazilian private law and having their management based in Brazil, and which: a) have no foreign controlling shareholder or foreign parent company, unless the latter falls under item “b” of this definition; b) are controlled, directly or indirectly, by one or more individuals referred to in item (i) of this definition; and (iii) investment funds or clubs organized under the laws of Brazil and having their management based in Brazil and whose administrators and/or majority unitholders are persons referred to in items (i) and (ii) of this definition.

Foreign Shareholders – Foreign Shareholders are individuals, legal entities, investment funds or clubs and any other entities not included in the definition of Brazilian Shareholders, and those that fail to prove that they meet the requirements to be registered as Brazilian Shareholders, pursuant to paragraph 2 of Section 10 of the Company’s Bylaws.

2.2.    Participation through remote electronic system

The Meeting shall be held exclusively by digital means, and so the Company shall provide an electronic remote participation system (Microsoft Teams) that will allow shareholders to participate, voice and vote in the Meeting without being physically present.

This remote participation system is in line with CVM Instruction No. 622 and allows, among other things: (i) discussion and simultaneous access to documents presented during the Meeting that have not been previously made available; (ii) the complete recording of the Meeting by the Company itself; and (iii) communication between shareholders.

Through this platform, the shareholder shall have real-time access to the audio and video of the presiding officers and the other shareholders, being able to voice and exercise all the rights to which they may be entitled under the applicable regulation.

Shareholders wishing to participate in the Meeting, directly or represented by proxies, shall state their intent to the Company by email to investor.relations@embraer.com.br, at least 48 hours before the Meeting, and such statement shall be duly accompanied by all the shareholders’ documentation to participate in the Meeting, as described below, and the shareholder shall be liable for the truthfulness of said documents.

The shareholder shall also inform the email address to which instructions about participation in Meeting shall be sent.

The Company will send instructions only to shareholders who have expressed their interest within the term and conditions above, and whose documentation has been validated by the Company. It is important to note that, pursuant to paragraph 3 of article 5 of CVM Instruction No. 481, shareholders who do show their interest and do not send the necessary documentation for digital participation within the aforementioned period will not be able to participate in the Meeting.

If a shareholder who has duly expressed his/her interest in participating in the Meeting does not receive from the Company the email with instructions for access and participation in the Meeting until 10h30 on May 16, 2021, he/she should contact Company’s Investor Relations Department by e-mail investor.relations@embraer.com.br, until 6 p.m. (BRT) on May 16, 2021.

The shareholder or his/her accredited legal representative: (i) may use the link and instructions to be sent by the Company solely and exclusively to participate in the Meeting by digital means, (ii) is not authorized to transfer or disclose the link, in whole or in part, to any third party, shareholder or not, since it is nontransferable, and (iii) is not authorized to record or reproduce, in whole or in part, nor to transfer to any third party, shareholder or not, the content or any information transmitted by digital means during the Meeting.

The technical requirements for participating in Meeting are: (a) for participation using a computer: (i) having Microsoft Teams-compatible web browser installed; (ii) broadband connection to the Internet; (iii) integrated webcam or external USB camera, microphone and speakers compatible with Microsoft Teams; and (iv) minimum processor and other requirements recommended by the platform vendor (//microsoft.teams.com); and (b) for participation using a mobile device: (i) have the Microsoft Teams application installed; (ii) have a broadband connection; and (iii) have a camera, microphone and speakers compatible with Microsoft Teams.

The Company recommends that, on the date of the Meeting, accredited shareholders access the digital participation system at least 30 minutes before the scheduled time for the start of the Meeting, that is, at 10:00 a.m. (BRT) on May 17, 2021, in order to allow, in an organized, efficient and timely manner, the validation of access and the proper identification and accreditation of the shareholder through the submission of his identity document with photo via webcam to the Company hosts.

The Company also recommends that the accredited shareholders be previously acquainted with the use of the Microsoft Teams electronic platform, and that they have electronic devices compatible with the use of said platform - via chat, audio and video.

We emphasize that when accessing the link for participating in the Meeting, the attending shareholder will have to activate the camera on their computer or mobile device, as the case may be, and, unless they are required by a Company representative, for any reason, to disconnect their video functionality, they shall keep their cameras on throughout the Meeting. The shareholders present should also, for the sake of sound quality, keep their microphones off, activating them only when they need to speak.

We note that, for the purpose of optimizing time, the voting procedure adopted by the Company will only require the oral manifestation of the shareholders on any contrary votes or abstentions, and if there are difficulties in the communication of the shareholder by audio, the contrary vote or abstention shall be accepted through chat.

The Company will not be liable for any operational or connection problems that any shareholder, legal representative or proxy may have, as well as for any other event or situation that is not under the control of the Company, which may make it difficult or impossible for him/her to participate in the Extraordinary Shareholders’ meeting by digital means.

In order to attend the Meeting directly or by proxy, we request that you present to Embraer, at least 48 hours prior to the date of the Meeting, the following documents:

a)	Power of attorney with special power for representation at the Meeting, in the case of a proxy;

b)

For shareholders who have their shares deposited in the fungible custody of shares (custódia fungível de ações), a statement provided by the custodian institution confirming their respective shareholdings; and

c)

Evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, (x) presenting a valid identification document or (y) submitting to the Company a certificate issued by the depositary financial institution evidencing the shares in book-entry form or in custody, pursuant to Section 40 of Law No. 6,404/76 (the Company will waive the presentation of the certificate by a holder of book-entry shares listed on the list of shareholders provided by the depositary financial institution), as provided for in Section 20 of the Company’s Bylaws.

For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least forty-eight (48) hours before the Meeting, if you belong to a Shareholder Group.

The Company also informs that notarized powers of attorney shall not be required for these Meeting, also as a manner of facilitating the verification of powers under the current circumstances.

The aforementioned documents must be delivered only through the e-mail investor.relations@embraer.com.br .

2.3.	Participation through Distance Voting Ballot (Boletim de Voto à Distância)

The distance voting ballot (boletim de voto à distância) sent by the shareholders for the first call notice of the Meeting shall be considered valid for the second call notice, according to Section 21-X, sole paragraph, of the CVM Instruction 481/07.

If you have any questions regarding the procedure and deadlines described in this item 2, we ask that you contact the Investor Relations Department at (11) 3040-6874, or by e-mail at investor.relations@embraer.com.br

3.       Second Call Notice

(The Second Call Notice will be published in the newspapers O Vale, Valor Econômico and Diário Oficial do Estado de São Paulo in the editions dated May 1, 4, 5 2021.)

EMBRAER S.A.

PUBLICLY HELD COMPANY

CNPJ Nº 07.689.002/0001-89

NIRE 35.300.325.761

Second Call Notice

We invite the shareholders of EMBRAER S.A. (“Company”), to attend, on second call, an Extraordinary General Shareholders’ Meeting (“Meeting”), to be held on May 17, 2021, at 10:30 am, exclusively by digital means, as detailed below, to be taken as being held, for the purposes of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliário – CVM) Instruction No. 622/20, at the Company’s headquarters, in the city of São José dos Campos, State of São Paulo, at Avenida Brigadeiro Faria Lima, 2,170, building F-100, to review and resolve on the following agenda as detailed in the Manual and Management’s Proposal for the Extraordinary Shareholders’ Meeting:

1. To resolve on the amendment to the Bylaws in order to change the name of the Strategy Committee and of the People and Governance Committee;

2. To resolve on the amendment to the Bylaws to include among the powers of the Board of Directors capital contributions to directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature;

3. To record that it is incumbent on the Board of Executive Officers to approve the direct or indirect holding by the Company of an ownership interest in other companies and the sale of such ownership interest, in both cases for companies of the same group of the Company;

4. To approve the restatement of the Bylaws resulting from the amendments mentioned in preceding item.

Pursuant to paragraph 6 of Section 124 and to paragraph 3 of Section 135 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those mentioned in Section 11 of CVM Instruction No. 481/09, are available to shareholders at the Company’s headquarters and on the Internet on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

General Instructions:

a)	The Shareholders may attend the Meeting through the electronic remote attendance system provided by the Company.

b)

To attend the Meeting directly, by legal representative or by proxy, we request that you present to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of a proxy; (ii) for shareholders who have their shares deposited in the fungible custody of shares, an extract provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours before the Meeting, whether you belong to a Shareholders’ Group (as such term is defined in the Company’s Bylaws).

c)	The documents mentioned in item “b” above must be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br

Additional Information on attendance at the Meeting:

ELECTRONIC ATTENDANCE SYSTEM: Shareholders opting to attend the Shareholders Meeting through an electronic remote attendance system shall do so using Microsoft Teams, in which case instructions and data for connection to the electronic environment shall be sent to the Shareholders, or, if applicable, their legal representatives or attorneys-in fact, who state their interest in attending the Meeting by email to investor.relations@embraer.com.br, by May 15, 2021, and also sending in this email the documents required for their attendance at the Meeting as detailed in the Management Proposal.

The electronic attendance system to be provided by the Company shall allow Shareholders who make their registration within the term set forth above to attend, voice and vote at the Meeting without the need to be physically present, as provided for in CVM Instruction No. 622/20.

The detailed rules and instructions, as well as additional procedures and information for Shareholders’ attendance at the Meeting through the electronic attendance system are included in item 2.2 of the Management Proposal available on the Company’s Investor Relations website (ri.embraer.com.br).

DISTANCE VOTING BALLOT: The distance voting ballot (boletim de voto à distância) sent by the shareholders for the first call notice of the Meeting shall be considered valid for the second call notice, according to Section 21-X, sole paragraph, of the CVM Instruction 481/07.

Any doubts regarding this Call Notice may be sent to the Company`s Investor Relations Department, by email to investor.relations@embraer.com.br

São José dos Campos, April 30, 2021.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

4.       Management’s Proposals on the Agenda

4.1.    To review and resolve on the amendment to the Bylaws to change the name of the Strategy Committee and the People and Governance Committee.

The Board of Directors and Committees thereof work to constantly improve the Company’s corporate governance. In 2020, innovation and ESG issues were even more intensively discussed by the Committees. In order to reflect the importance of these issues in the governance of the Committees, Embraer’s Management proposes an amendment to Section 34 of the Company’s Bylaws to (i) change the name of the Strategy Committee to Strategy and Innovation Committee, and (ii) change the name of the People and Governance Committee to People and ESG Committee.

Embraer’s management recommends its shareholders to carefully review the copy of the proposed Bylaws and the report with the proposed amendments contained in Annexes I and II to this Manual, pursuant to Section 11, items I and II, of CVM Instruction No.  481/09.

4.2.    To review and resolve on the amendment to the Bylaws to include among the powers of the Board of Directors capital contributions to directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature.

Embraer’s management proposes the amendment of Section 33 of the Company’s Bylaws to include among the powers of the Board of Directors capital contributions to directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature.

Embraer’s management recommends its shareholders to carefully review the copy of the proposed Bylaws and the report with the proposed amendments contained in Annexes I and II to this Manual, pursuant to Section 11, items I and II, of CVM Instruction No.  481/09.

4.3.    To record that it is incumbent on the Board of Executive Officers to approve the direct or indirect holding by the Company of an ownership interest in other companies and the sale of such ownership interest, in both case for companies of the same group of the Company.

Embraer’s management proposes the amendment of Section 41, item IX, of the Company`s Bylaws to expressly state that is incumbent on the Board of Executive Officers to approve the direct or indirect holding by the Company of an ownership interest in other companies and the sale of such ownership interest, in both case for companies of the same group of the Company.

Embraer’s management recommends its shareholders to carefully review the copy of the proposed Bylaws and the report with the proposed amendments contained in Annexes I and II to this Manual, pursuant to Section 11, items I and II, of CVM Instruction No. 481/09.

4.4.    Approve the restatement of the Bylaws resulting from the approved amendments in the items above.

Embraer’s management proposes the restatement of the Bylaws due to the approved amendments in the items above.

Embraer’s management recommends its shareholders to carefully review the copy of the proposed Bylaws and the report with the proposed amendments contained in Annexes I and II to this Manual, pursuant to Section 11, items I and II, of CVM Instruction No. 481/09.

Annex I – PROPOSED BYLAWS

(Pursuant to Section 11, item I, of CVM Instruction No. 481/09)

BYLAWS OF

EMBRAER S.A.

ARTICLE I

NAME, PRINCIPAL PLACE OF BUSINESS, PURPOSE AND DURATION

SECTION 1	- Embraer S.A. (the “Company”) is a corporation governed by these Bylaws and the applicable law.

Paragraph 1 - The Company was incorporated as a federal mixed-capital company (sociedade de economia mista) pursuant to an authorization under Decree-Law No. 770, of August 19, 1969, and was privatized in accordance with Law No. 8,031, of April 12, 1990, and Public Notice No. PND-A-05/94-EMBRAER issued by the Executive Committee of the Brazilian Privatization Program, published in the Official Gazette, Part 3, on April 4, 1994, pages 5,774 to 5,783.

Paragraph 2 - Considering that the Company has joined the Novo Mercado of B3 S.A. – Brasil, Bolsa Balcão (“Novo Mercado” and “B3”, respectively), the Company, its shareholders, including controlling shareholders, directors, officers and members of the fiscal council, when convened, are required to comply with the Novo Mercado Regulations (“Novo Mercado Regulations”).

PRINCIPAL PLACE OF BUSINESS

SECTION 2

- The Company shall have its principal place of business and headquarters in the City of São José dos Campos, State of São Paulo, and may incorporate companies and open branches and other offices as well as appoint agents or representatives anywhere in Brazil or abroad.

CORPORATE PURPOSE

SECTION 3	- The corporate purpose of the Company is as follows:

I.	to design, build and market aircraft and aerospace materials and related accessories, components and equipment, according to the highest standards of technology and quality;

II.	to perform and carry out technical activities related to the manufacturing and servicing of aerospace materials;

III.	to contribute to the training of technical personnel as necessary for the aerospace industry;

IV.	Perform other technological, industrial, commercial and service activities related to the aerospace industry;

V.

to design, build and trade in equipment, materials, systems, software, accessories and components for the defense, security and energy industries, as well as promote and carry out technical activities related to the manufacturing and servicing thereof, in accordance with the highest technological and quality standards; and

VI.	to conduct other technological, manufacturing, trading and services activities related to the defense, security and energy industries.

PRINCIPLES

SECTION 4	- The organization and operation of the Company shall be guided by the following principles:

I.

the securities of the Company shall be traded on domestic and/or international capital markets in compliance with all applicable legal requirements and the requirements of the supervisory institutions of such markets, in order to raise the necessary capital for the growth of the Company as well as preservation of its competitiveness and continuing existence;

II.	all shares of the capital stock of the Company shall be common shares;

III.	with respect to the resolutions passed by the Shareholders’ Meetings:

a)	no shareholder or group of shareholders, whether Brazilian or foreign, may exercise voting rights in excess of 5% of the shares of the capital stock; and

b)

foreign shareholders and groups of foreign shareholders, in the aggregate, may not exercise voting rights in excess of two-thirds (2/3) of all voting rights held by the Brazilian shareholders in attendance;

IV.

with due regard for the provisions of Section 56 hereof, no majority group may be formed in advance of the Shareholders’ Meetings under shareholders’ agreements that regulate the exercise of voting rights, so as to create blocks holding voting rights in excess of the individual limit established in letter “a” of item III of this Section;

V.	the resolutions and acts by the bodies of the Company listed in Section 9 hereof shall be subject to a veto right of the Brazilian Federal Government; and

VI.	the Company shall not issue profit-sharing bonds (partes beneficiárias).

SECTION	5 - The duration of the Company shall be for an indefinite period of time.

Article II

CAPITAL STOCK AND SHARES

CAPITAL STOCK

SECTION 6

- The capital stock of the Company, which is fully subscribed and paid in, is five billion, one hundred and fifty-nine million, six hundred and seventeen thousand, fifty-two reais and forty-two cents (R$ 5,159,617,052.42), divided into seven hundred forty million, four hundred sixty- five thousand, forty-four (740,465,044) registered common shares, one of which shall be a Golden Share (Section 9), and all of which with no par value.

PARAGRAPH 1 - At all times the capital stock of the Company shall be divided into common shares only, no preferred shares being permitted.

PARAGRAPH 2 - The single Golden Share of the Brazilian Federal Government shall be entitled to all prerogatives attached thereto for as long as such Golden Share is owned by the Brazilian Federal Government (pursuant to Section 8 of Law No. 9,491/97).

SECTION 7

- According to Section 168 of Law No. 6,404/76, the capital stock of the Company may be increased up to one billion (1,000,000,000) common shares, by a resolution of the Board of Directors, irrespective of any amendment to these Bylaws.

PARAGRAPH 1 - It is incumbent on the Board of Directors to establish the price and the number of shares to be issued, as well as the time and terms of payment; provided, however, that a subscription to be paid in kind shall be contingent on approval of the relevant appraisal report by the Shareholders’ Meeting, as required by law.

PARAGRAPH 2 - Within the limit of the authorized capital, the Board of Directors may:

a)	resolve on the issuance of warrants, including when attributed as an additional advantage to subscribers of shares or debentures convertible into shares;

b)

in accordance with the plan approved by the Shareholders’ Meeting, grant stock options to the members of management and employees of the Company or its controlled companies, without the shareholders having preemptive rights of purchase with respect to such shares; and

c)	approve an increase of the capital stock by way of capitalization of earnings or reserves, with or without a stock dividend.

PARAGRAPH 3 - In the event of an issuance of shares in connection with an increase of the capital stock, where such shares will be placed through a sale on a stock exchange or a public offering, the preemptive rights of the existing shareholders may be excluded or the time limit for exercise of such rights may be reduced.

PARAGRAPH 4 - The provisions of this Section shall also apply to an issuance of convertible debentures or warrants, unless these securities are offered as an additional advantage to subscribers of shares or convertible debentures.

FORM OF SHARES

SECTION 8

- All shares of the Company shall be in book-entry form and shall be held in deposit accounts in the name of their owners with a financial institution authorized to operate by the Brazilian Securities Commission (Comissão de Valores Mobiliários, “CVM”), as selected by the Board of Executive Officers.

PARAGRAPH 1 - Such registrar of the book-entry shares shall charge directly to the Company the cost of its services.

PARAGRAPH 2 - Such registrar shall control the number of shares owned by Brazilian and foreign individuals and legal entities, with due regard for the provisions of Paragraph 2 of Section 10 hereof.

GOLDEN SHARE OF THE BRAZILIAN FEDERAL GOVERNMENT

SECTION 9	- The Golden Share confers on the Brazilian Federal Government veto powers over the following matters:

I.	change in the name of the Company or its corporate purposes;

II.	modification and/or use of the Company’s logo;

III.	creation of and/or changes in military programs involving the Federative Republic of Brazil or otherwise;

IV.	technological training of third parties in connection with military programs;

V.	discontinuance of a supply of spare parts to service military aircraft;

VI.	transfer of a controlling interest in the Company;

VII.

any amendments to: (i) the provisions of this Section, Section 4, the leading paragraph of Section 10, Sections 11, 14 and 15, item III of Section 18, Paragraphs 1 and 2 of Section 27, item X of Section 33, item XII of Section 41 and Article VII; and (ii) the rights conferred by these Bylaws on the Golden Share.

PARAGRAPH 1 - The conduct of a public offering for the purchase of the Company’s shares, as referred to in Section 56 hereof, shall require the prior approval of the Brazilian Federal Government as the owner of the Golden Share.

PARAGRAPH 2 - Subject to the provisions of Law No. 6,404/76 and Section 18, item III, of these Bylaws, the matters listed in this Section shall fall be subject to the decision-making authority of the Board of Directors of the Company and shall comply with the following procedures:

I. the matter shall be subject to resolution by the Board of Directors.

II. if the matter is approved by the Board of Directors, the Chairman of the Board shall notify the director elected by the Brazilian Federal Government to either exercise his or her veto right or express his or her approval, within a period of 30 days from receipt of such notice.

III. upon expiration of the period mentioned in item II above, a new meeting of the Board of Directors shall be convened: (i) to reconsider the resolution, if the Brazilian Federal Government exercised its veto right; or (ii) to confirm the resolution, if the Brazilian Federal Government expressed its approval or failed to voice an opinion within the period referred to above; and.

IV. if the resolution is confirmed by the Board of Directors, the matter shall be submitted to the Shareholders’ Meeting for approval, where so required by applicable legislation, at which time the Brazilian Federal Government may yet again exercise its veto power under this Section.

PARAGRAPH 3 - Without prejudice to the procedure defined in Paragraph 2 above, all matters to be acted on by the Board of Directors that are subject to veto by the Brazilian Federal Government, as holder of the Golden Share, shall also be communicated in advance by the Company to the Ministry of Economy by notice given concurrently with the notice mentioned in item II above, and the Ministry of the Economy shall reply within 30 days from receipt of the notice referred to in item II above.

ARTICLE III

SHAREHOLDERS

BRAZILIAN SHAREHOLDERS

SECTION 10	- For the purposes of these Bylaws, the following are deemed as Brazilian shareholders (“Brazilian Shareholders”):

I - individuals born or naturalized in Brazil, residing in Brazil or abroad;

II - legal entities organized under Brazilian private law and having their management based in in Brazil; provided that such entities:

a) do not have a foreign controlling shareholder or parent company, unless the latter falls under letter “b” of this item I; and;

b) are controlled either directly or indirectly by one or more individuals referred to in item I;

III - investment funds or investment clubs organized under the laws of Brazil and having their management based in Brazil; provided that their administrators and/or majority of its quota holders are individuals or entities as mentioned in items I or II.

PARAGRAPH 1 - The Company shall keep a registry of its Brazilian Shareholders and

Foreign Shareholders, as defined in this Section and Section 11 hereof.

PARAGRAPH 2 - A Brazilian Shareholder shall be required to show evidence to the Company and the registrar of its book-entry shares that such Brazilian Shareholder meets the requirements of this Section, and only after such evidence is produced shall the name of such Brazilian Shareholder be entered on the registry of Brazilian Shareholders.

FOREIGN SHAREHOLDERS

SECTION 11 - For the purposes of these Bylaws, foreign shareholders (“Foreign Shareholders”) shall be individuals, legal entities, investment funds or investment clubs and any other organizations not encompassed by the provisions of Section 10 hereof, as well as those that fail to provide evidence that they meet the requirements for registration as Brazilian Shareholders, according to Paragraph 2 of Section 10 hereof.

SHAREHOLDER GROUPS

SECTION 12 - For the purposes of these Bylaws, two or more shareholders of the Company shall deemed to form a group of shareholders (each a “Shareholder Group”) if:

I - such shareholders are parties to a voting agreements, either directly or through a parent company, a controlled company or a company under common control;

II – one shareholder is directly or indirectly a controlling shareholder or parent company of the other shareholder(s);

III – such shareholders are companies directly or indirectly controlled by the same person or entity, or the same group of persons or entities, who may or may not be shareholders themselves; or

IV – such shareholders are companies, associations, foundations, cooperatives and trusts, investment funds or portfolios, pools of rights or any other form of organization or undertaking having the same administrators or managers, or having administrators or managers that are companies directly or indirectly controlled by the same person or entity, or the same group of persons or entities, who may or may not be shareholders themselves.

PARAGRAPH 1 – In the case of investment funds having a common administrator, only those funds with policies on investments and exercise of voting at Shareholders’ Meetings, according to the relevant Bylaws, that fall under the discretionary duties of such common administrator shall be deemed to form a Shareholder Group.

PARAGRAPH 2 – For the purposes of these Bylaws, holders of securities issued in connection with the Company’s Depositary Receipts program shall not be deemed as a Shareholder Group, unless they fit the provisions of the preceding items of this Section.

PARAGRAPH 3 – A Shareholder Group shall be deemed to be foreign (a “Foreign Shareholder Group”) if one or more of its members is a Foreign Shareholder.

PARAGRAPH 4 - In addition to the foregoing provisions of this Section, at a given Shareholders’ Meeting, any shareholders or Shareholder Groups represented by the same attorney-in-fact, executive officer, director or representative in any capacity, shall be deemed to be part of the same Shareholder Group, except in the case of holders of securities issued in connection with a Depositary Receipts program of the Company, when represented by the relevant Depositary Bank.

PARAGRAPH 5 – In the case of a shareholders’ agreement that regulates the exercise of voting rights, all signatories thereto shall be deemed to be members of the same Shareholder Group, according to the terms of this Section, for the purpose of limitation of number of votes, as referred to in Section 14 hereof.

OBLIGATION TO DISCLOSE

SECTION 13 – Every shareholder or Shareholder Group is required to disclose, by notice to the Company and the stock exchanges on which the securities of the Company are traded, any negotiation of securities through which its direct or indirect equity interest regarding the type or class of shares representing the capital stock of the Company increases or decreases by five percent (5%), ten percent (10%), fifteen percent (15%) and so on successively.

PARAGRAPH 1 – The same requirement applies to the holders of convertible debentures and warrants carrying rights to acquire shares in the amounts mentioned in this Section.

PARAGRAPH 2 - A violation of the provisions of this Section shall result in the imposition of the penalties described in Section 16 below.

VOTING RIGHTS

SECTION 14 - Each common share shall be entitled to one vote on the resolutions adopted at the Shareholders’ Meetings, subject to the following limitations:

I - no shareholder or Shareholder Group, whether Brazilian or foreign, may cast votes in excess of 5% of the number of shares in which the Company’s capital stock is divided;

II - the Foreign Shareholders, in the aggregate, may not cast, at each Shareholders’ Meeting, votes in excess of two-thirds (2/3) of the number of votes that may be cast by the Brazilian Shareholders in attendance.

SOLE PARAGRAPH - Any votes that exceed the limits established in this Section shall not be computed with respect to the resolutions of the Shareholders’ Meetings.

SECTION 15 - For purposes of the provision of item II of Section 14, after a Shareholders’ Meeting is called to order:

I - the Chairman of the Meeting shall determine, based on the Shareholder Attendance List, and shall announce to the Meeting (as required by Section 22, Paragraph 3 below), the total number of votes that may be cast by the Brazilian Shareholders and the Foreign Shareholders in attendance, with due regard for the provisions of items I and II of Section 14; and;

II - if the total votes of the Foreign Shareholders exceeds two-thirds (2/3) of the votes that may be cast by the Brazilian Shareholders, then the number of votes of each Foreign Shareholder shall be reduced on a pro rata basis from the excess percentage, so that the total votes of the Foreign Shareholders do not exceed the limit of 40% of the total votes that may be cast at such Shareholders’ Meeting.

PARAGRAPH 1 - In the case of Foreign Shareholders and Foreign Shareholder Groups, the limits mentioned above shall be applied jointly and successively.

PARAGRAPH 2 - The Chairman of the Shareholders’ Meeting shall inform the number of votes that may be cast by each shareholder in attendance, after application of the rules in Section 14 and this Section.

SUSPENSION OF RIGHTS

SECTION 16

- The Shareholders’ Meeting may suspend the rights, including the voting rights, of a shareholder that fails to comply with any obligation imposed by law and the regulations issued thereunder, or these Bylaws, including the requirement to evidence Brazilian nationality as per Paragraph 2 of Section 10 hereof.

PARAGRAPH 1 - Such suspension of rights may be acted on by any Shareholders’ Meeting, whether annual or extraordinary; provided that the matter is included in the agenda of the Meeting.

PARAGRAPH 2 - The shareholders representing at least 5% of the capital stock of the Company may call a Shareholders’ Meeting, where the Board of Directors fails to comply, within eight days, with a request for a Shareholders’ Meeting, indicating the breach of an obligation and the name of the breaching shareholder.

PARAGRAPH 3 - It shall be incumbent on the Shareholders’ Meeting that approves suspension of the political rights of a shareholder to also define, inter alia, the scope and duration of such suspension, provided, however, that no suspension of the statutory rights to oversight and to request information shall be permitted.

PARAGRAPH 4 - A suspension of rights shall cease as soon as the obligation in question is fulfilled.

SHAREHOLDERS’ AGREEMENT

SECTION 17	- The Company shall not file any shareholders’ agreement on the exercise of voting rights that conflicts with the provisions of these Bylaws.

ARTICLE IV

SHAREHOLDERS’ MEETING

AUTHORITY

SECTION 18	- In addition to the duties mentioned in Section 122 and other provisions of Law No. 6,404/76, the Shareholders’ Meeting shall have sole authority to take the following actions:

I.	to elect and remove the members of the Board of Directors;

II.	to elect and remove the members of the Fiscal Council and to determine their compensation;

III.	when required by applicable legislation, to decide on the matters subject to the veto power of the Brazilian Federal Government as holder of the Golden Share, pursuant to Section 9 hereof;

IV.	to determine the aggregate annual compensation of the directors and executive officers of the Company;

V.	to select the expert firm responsible for appraising the Company and preparing the relevant report in those cases mentioned in Article VIII hereof;

VI.

to approve stock option plans for the directors, executive officers and/or employees of the Company or companies controlled by the Company, according to the terms of Section 7, Paragraph 2, letter “b” hereof;

VII.	to allocate profit sharing to the directors, executive officers and/or employees of the Company, subject statutory limitations and the human resources policy of the Company;

VIII.	to decide on any allocation of earnings and payment of dividends by the Company, as proposed by the management;

IX.	to elect the liquidator as well as the Fiscal Council that will operate during the period of liquidation of the Company; and

X.	to dismiss the requirement of conducting a tender offer to delist the Company from the Novo Mercado.

SOLE PARAGRAPH - The resolution referred to in item X of this Section shall be taken by majority vote of the shareholders of outstanding shares attending the Meeting, disregarding blank votes. If the Meeting is convened on first call, shareholders representing at least two-thirds (2/3) of total outstanding shares must be in attendance; and, on second call, the Meeting shall be convened with any number of shareholders representing outstanding shares.

CALL

SECTION 19

- The Shareholders’ Meetings shall be called by the Board of Directors or, where provided by law, by the shareholders or the Fiscal Council; provided that notice of the Shareholders’ Meetings shall be given at least 30 days in advance, as counted from first publication of notice. In the event the Meeting is not held, a second notice shall be published at least 15 days in advance.

QUALIFICATION AND REPRESENTATION

SECTION 20

- The shareholders present at a Shareholders’ Meeting shall evidence their qualification as Brazilian Shareholders (Section 10) or Foreign Shareholders (Section 11) by producing a valid identification document or lodging with the Company, no later than 48 hours prior to the time scheduled for the Shareholders’ Meeting, proof furnished by the registrar of book-entry shares or the custodian of any shares, in accordance with Section 40 of Law No. 6,404/76.

PARAGRAPH 1 - The Company shall waive submission of proof of ownership by a holder of book-entry shares whose name appears on the list of shareholders provided by the financial institution acting as registrar.

PARAGRAPH 2 - A shareholder may be represented at a Shareholders’ Meeting by an attorney-in-fact appointed pursuant to Paragraph 1 of Section 126 of Law No. 6,404/76, who shall file the relevant proxy statement at the principal place of business of the Company within 48 hours prior to the time scheduled for the Shareholders’ Meeting.

QUORUM

SECTION 21

- A Shareholders’ Meeting shall be called to order, on first call, upon attendance by shareholders representing at least 25% of the voting capital stock, except where a statute requires a higher quorum; and on second call, with any number of shareholders in attendance.

SHAREHOLDER ATTENDANCE BOOK

SECTION 22

- Before the proceedings at a Shareholders’ Meeting are opened, the shareholders shall sign the “Shareholder Attendance Book”, informing their name and domicile, number of shares owned, and their qualification as Brazilian Shareholders (Section 10) or Foreign Shareholders (Section 11).

PARAGRAPH 1 - The list of shareholders present shall be closed by the Chairman of the Shareholders’ Meeting once the Meeting is called to order.

PARAGRAPH 2 - The shareholders that arrive at a Shareholders’ Meeting after the attendance list is closed may participate in the meeting, but shall not be entitled to vote on any of its resolutions. Additionally, their shares shall not be counted to determine the total votes attributed to the Brazilian Shareholders and the Foreign Shareholders.

PARAGRAPH 3 - After the list of shareholders is closed, the Chairman of the Meeting shall announce the number of votes that may be cast by each Brazilian Shareholder and each Foreign Shareholder, subject to the provisions of Sections 14 and 15 hereof.

PRESIDING OFFICERS

SECTION 23

- The proceedings of the Shareholders’ Meeting shall be chaired by the Chairman of the Board of Directors or, in his or her absence or impediment, by the Vice Chairman of the Board; in the case of absence or impediment of both of them, a shareholder elected by the Shareholders’ Meeting from among those present shall act as Chairman.

PARAGRAPH 1 - The Secretary of the Shareholders’ Meeting shall be appointed by the Chairman.

PARAGRAPH 2 - The Investor Relations Officer or his or her designee shall necessarily attend all Shareholders’ Meetings in order to provide any clarification and information to the shareholders and the Presiding Officers about the matters comprised within his or her duties under these Bylaws. Notwithstanding the foregoing, it shall be solely incumbent on the Chairman of the meeting, with due regard for the rules established in these Bylaws, to make any decisions concerning the number of votes of each shareholder or the qualification of each shareholder as a Brazilian Shareholder or a Foreign Shareholder.

VOTING

SECTION 24

- With respect to the resolutions of the Shareholders’ Meetings, the votes cast by the Brazilian Shareholders shall be computed separately from those cast by the Foreign Shareholders (Sections 10 and 11), with due regard for the voting limits referred to in Sections 14 and 15 hereof.

SOLE PARAGRAPH - The Shareholders’ Meeting shall only take action on the matters expressly contemplated in the agenda for the meeting, as set forth in the relevant notice, provided that the approval of matters under a general item contained in the agenda is forbidden.

ARTICLE V

BOARD OF DIRECTORS, BOARD OF EXECUTIVE OFFICERS AND FISCAL COUNCIL

MANAGEMENT OF THE COMPANY

SECTION 25	- The management bodies of the Company are the Board of Directors and the Board of Executive Officers.

SOLE PARAGRAPH - The Board of Directors is the collegiate decision-making body of the Company, while representation of the Company shall be incumbent on the Executive Officers only.

ACCEPTANCE OF OFFICE

SECTION 26

- The directors, executive officers and members of the Fiscal Council shall take office by executing an instrument of investiture recorded in the Book of Minutes of the Board of Directors or the Board of Executive Officers, or in the Book of Minutes and Opinions of the Fiscal Council, as the case may be.

PART I

BOARD OF DIRECTORS

COMPOSITION

SECTION 27

- The Board of Directors shall be composed of at least nine and no more than eleven members, all of whom shall be elected by the Shareholders’ Meeting for a unified two-year term, reelection being permitted, with due regard for the provisions in Paragraphs 1 and 2 below.

PARAGRAPH 1 - The Brazilian Federal Government, as the holder of the Golden Share, is entitled to elect one acting Board member and his or her alternate.

PARAGRAPH 2 - The employees of the Company shall be entitled to elect, by separate vote, two acting Board members and their alternates as follows: one Board member and his or her alternate shall be appointed by the Employee Investment Club of the Company (CIEMB - Clube de Investimentos dos Empregados da Embraer), and one Board member and his or her alternate shall be appointed by the non-shareholder employees of the Company.

PARAGRAPH 3 - The remaining Board members shall be elected by the other shareholders of the Company, subject to the provisions of Sections 31 and 32 hereof. It shall be incumbent on the Chairman of the Shareholders’ Meeting, when conducting the proceedings related to the election of the members of the Board of Directors, to determine the voting mechanism for election of Board members, as contemplated in this Paragraph (Section 31 or Section 32).

PARAGRAPH 4 - Subject to the leading provision and paragraphs 1 and 2 of this Section, the number of members of the Board of Directors in each term of office shall be determined at the Shareholders’ Meeting held for the election of members of the Board of Directors.

PARAGRAPH 5 - No member of the Board of Directors may hold a position as Executive Officer of the Company.

PARAGRAPH 6 - At least two (2) or twenty percent (20%), whichever is higher, of the directors shall be Independent Directors, as defined in the Novo Mercado Regulations, and the qualification of the nominees to the Board of Directors as independent directors shall be decided at the Shareholders’ Meeting that elects such directors, provided that, in the event there is a controlling shareholder, the director(s) elected as provided in Section 141, Paragraph 4 of Law No. 6,404/76, shall also be deemed as Independent Director(s), subject to the provision of Section 32, Paragraph 7 hereof.

PARAGRAPH 7 - If the calculation of the percentage referred to in the preceding Paragraph results in a fractional number of directors, this percentage shall be rounded up to the next whole number.

SECTION 28	- The Board of Directors shall have a Chairman and a Vice Chairman, who shall be elected by the Shareholders’ Meeting immediately after election of the Board members.

SECTION 29	- The replacement of the members of the Board of Directors in the case of absence, impediment, or as a result of a vacancy, shall be conducted as follows:

I.

except as provided in items IV, V and VI below, in the event of impediment or vacancy with respect up to two directors, the Board of Directors shall continue to be composed of the remaining members until the end of their terms of office or, at the discretion of the Board of Directors, the remaining members of the Board of Directors shall appoint the substitute(s) that shall serve until the following Shareholders’ Meeting, at which time the replacement(s) shall be elected. In the event of vacancy with respect to more than two directors, the following rules apply: (x) if the vacancy does not refer to the majority of positions, the other members of the Board of Directors may call a Shareholders’ Meeting to elect the substitute(s) or directly appoint the substitute(s), provided that no more than two seats in the Board of Directors may remain vacant; (y) if the vacancy refers to the majority of positions, a Shareholders’ Meeting shall be called to elect their substitutes. In both cases, substitutes shall serve for the remaining terms of office of the substituted directors;

II.	in the event of temporary absence or impediment of the Chairman of the Board, his or her duties shall be exercised by the Vice Chairman of the Board on a temporary basis;

III.

in the event of a vacancy in the office of the Chairman of the Board of Directors, the Vice Chairman of the Board shall serve as Chairman until the end of the current term of office, and the remaining members of the Board of Directors shall promptly appoint a new Vice Chairman of the Board, who shall hold such position until the following Shareholders’ Meeting, at which time a replacement shall be elected;

IV.	in the event of impediment of any acting director referred to in Paragraphs 1 and 2 of Section 27, his or her alternate shall serve as acting director until the impediment ceases;

V.

in the event of a vacancy with respect to any acting director referred to in Paragraphs 1 and 2 of Section 27, his or her alternate shall serve as acting director until the following Shareholders’ Meeting, which shall elect the respective replacement; and

VI.

in the event of simultaneous vacancy with respect to both an acting and an alternate director referred to in Paragraphs 1 and 2 of Section 27, the Board shall promptly call a Shareholders’ Meeting to fill the vacant positions.

MEMBERS OF THE BOARD OF DIRECTORS

SECTION 30	- The members of the Board of Directors shall be persons of upstanding reputation and, unless a waiver is given by the Shareholders’ Meeting, may not:

I - hold positions in companies that could be regarded as competitors of the Company; or

II - have or represent interests that conflict with those of the Company.

PARAGRAPH 1 - For purposes of the provision in Section 115 of Law No. 6,404/76, a vote cast by a shareholder for election of a Board member that fails to meet the requirements of this Section shall be deemed an abusive vote.

PARAGRAPH 2 - No member of the Board of Directors may have access to information, participate in Board meetings or cast a vote where such member has or represents interests that conflict with those of the Company.

PARAGRAPH 3 – With regard to the election of the members of the Board of Directors referred to in Paragraph 3 of Section 27 hereof, and irrespective of the election mechanism to be adopted (Section 31 or Section 32), any shareholder who wishes to nominate a slate, in the case of election by slate, or candidate, in the case of adoption of the multiple voting process, who is not a member of the Board of Directors or of the slate indicated by the Board of Directors, shall give written notice to the Company to that effect, no later than 10 days prior to the relevant Shareholders’ Meeting, informing the name, qualification and professional résumés of each such person together with a consent signed by the candidate agreeing to run for office. At least eight days prior to the Shareholders’ Meeting, the Company shall publish a notice to the shareholders informing the shareholders where they can obtain a list of all candidates proposed as provided in this Paragraph and a copy of their qualification and professional résumés.

ELECTION BY SLATE

SECTION 31

- Except as provided in Section 32 hereof, election of members of the Board of Directors as contemplated in Paragraph 3 of Section 27 shall be conducted according to a slate system, whereby no vote may be cast for an individual candidate.

PARAGRAPH 1 - In the case of an election as referred to in this Section 31, the Board of Directors shall nominate a slate; provided that the management of the Company shall, no later than 30 days prior to the date scheduled for the Shareholders’ Meeting, send to the stock exchange, post on the Company’s website and make available to the shareholders at the Company’s principal place of business, a document containing the names, the qualification and résumés of the candidates for the positions of Board members listed on the slate referred to in this Paragraph.

PARAGRAPH 2 - Any shareholder or group of shareholders may propose another slate for the Board of Directors, subject to the following rules:

a) the proposal shall be notified in writing to the Company no later than 10 days prior to the date of the Shareholders’ Meeting, provided that the same shareholder or group of shareholders may not submit more than one slate;

b) the notice shall indicate the names for the slate and, for members who are not members of the Board of Directors or members of the slate indicated by the Board of Directors, the notice shall indicate the respective qualification and professional résumés, and contain an executed instrument certifying acceptance to run in the election, as well as other information documents required by applicable law;

c) no later than 8 days prior to the date of the Shareholders’ Meeting, the Company shall publish a notice, which shall be posted on the Company’s website, informing the place where the shareholders may obtain a copy of the proposed slate and a copy of the qualification and professional résumés of the candidates.

PARAGRAPH 3 - The name of a same person may appear in two or more slates, including the slate referred to in Paragraph 1.

PARAGRAPH 4 - Each shareholder may only vote for one slate, and all votes shall be computed with due regard for the limitations provided for in Sections 14 and 15 hereof. The candidates in the slate receiving the largest number of votes at the Shareholders’ Meeting shall be elected.

ELECTION BY CUMULATIVE VOTING

SECTION 32

- In connection with the election of the members of the Board of Directors as provided in Paragraph 3 of Section 27, the shareholders representing at least 5% of the voting capital stock may request the adoption of the cumulative voting method, no later than 48 hours prior to the date of the Shareholders’ Meeting.

PARAGRAPH 1 - Promptly upon receiving such a request, the Company shall publish a notice to the shareholders communicating that the election will be conducted according to the method of cumulative voting.

PARAGRAPH 2 - After the Shareholders’ Meeting is called to order, the Presiding Officers shall determine, based on the Brazilian Shareholders and the Foreign Shareholders that have signed the Shareholder Attendance Book and the number of their shares, the number of votes that each Brazilian or foreign shareholder may cast, subject to the following rules:

a)

firstly, the number of votes that each shareholder may cast according to the provision of item I of Section 14 shall be determined, ascribing, to each share that does not exceed 5% of the total of the shares of the Company’s capital stock, the number of votes corresponding to the number of members of the Board of Directors to be elected; and

b)

if the aggregate votes of the Foreign Shareholders exceed two-thirds (2/3) of the aggregate votes of the Brazilian Shareholders, then a percentage reduction factor shall be applied to the votes of each Foreign Shareholder for compliance with the limit set forth in item II of Section 14.

PARAGRAPH 3 - The following persons may be candidates for positions on the Board of Directors:

a)	the persons on the slates referred to in Paragraphs 1 and 2 of Section 31; and

b)

a candidate that is nominated by any shareholder and is not a member of the proposed slate shall send his or her qualification and professional résumé, the executed instrument certifying his or her acceptance to run in the election and other information and documents required by applicable regulations.

PARAGRAPH 4 - Each shareholder shall have the right to give the votes ascribed to him or her pursuant to Paragraph 2 to a single candidate, or to distribute such votes among several candidates. The members who receive the largest number of votes shall be elected.

PARAGRAPH 5 - Any offices not filled due to a tie vote shall be subject to a new vote, by the same method, adjusted for the number of votes that each shareholder will be entitled to cast given the number of positions to be filled.

PARAGRAPH 6 – Whenever an election is conducted according to the foregoing method, removal of any Board member by the Shareholders’ Meeting shall entail removal of all other members and the holding of a new election; if a vacancy occurs for any other reasons, the subsequent Shareholders’ Meeting shall hold a new election of the entire Board.

PARAGRAPH 7 - Paragraph 4 of Section 141 of Law No. 6,404/76 shall only be applicable if the Company has a controlling shareholder.

AUTHORITY

SECTION 33 - It	is incumbent on the Board of Directors:

I.	to establish the general business guidelines of the Company;

II.	to elect and remove the executive officers of the Company and to establish their duties, subject to the provisions of these Bylaws;

III.	to designate from among the executive officers of the Company, the officer that will serve as the Investor Relations Officer, pursuant to the regulations issued by the CVM;

IV.

to oversee the performance of the executive officers of the Company, examining at any time the corporate books and documents, and to request information on agreements entered into or about to be entered into, and any other acts;

V.	to review the quarterly results of the operations of the Company;

VI.	to review the management report and the accounts of the Board of Executive Officers, and to make a decision regarding their submission to the Shareholders’ Meeting;

VII.	to call on the independent auditors in order to provide clarification on the affairs of the Company, as deemed necessary;

VIII.	to call the Annual Shareholders’ Meeting and, where appropriate, the Extraordinary Shareholders’ Meeting;

IX.	to approve annual and multiannual budgets, strategic plans, expansion programs and investment programs of the Company, as well as to monitor their implementation;

X.	to review the matters subject to the veto power of the Brazilian Federal Government and to submit such matters to the Shareholders’ Meeting for consideration, where required by Law No. 6,404/76;

XI.	to issue a prior opinion on any matter to be submitted to the Shareholders’ Meeting;

XII.	to take action on:

a)	the issuance of shares of the authorized capital, subject to the provisions of Section 7 and its Paragraph 1;

b)	the issuance of warrants and, subject to the provisions of Paragraph 2 of Section 7 and the relevant plan approved by the Shareholders’ Meeting, the grant of stock options referred to therein;

c)	acquisition by the Company of shares of its own capital stock to be kept as treasury shares or for subsequent cancellation or disposal;

XIII.

to approve the disposal or encumbrance of fixed assets having a value in excess of one percent (1%) of the Shareholder’s Equity of the Company recorded in the latest consolidated financial statements of the Company released prior to the resolution of the Board of Directors in question, by way of a Standard Financial Statement Form (Formulário Demonstrações Financeiras Padronizadas - DFP) or Quarterly Information Form (Formulário de Informações Trimestrais - ITR), whichever is more recent;

XIV.	to take action on the issuance of non-convertible ordinary unsecured debentures by the Company, in compliance with the regulations in force;

XV.

to authorize the issuance by the Company of credit instruments for the raising of funds, such as bonds, notes, commercial papers and other instruments, according to usual market practices, and to establish the terms for issuance and redemption of such instruments;

XVI.

to approve (i) the incorporation and termination of directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature; (ii) the direct holding by the Company of an ownership interest in other companies, the sale of such ownership interest (except for companies of the same group of the Company, which resolution is incumbent on the Board of Executive Officers), as well as new capital contributions to such companies;

XVII.

to authorize the Company to obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including, for example, security, accommodation, suretyship, expense, advance or credit offer in benefit of third parties, without prejudice to the provisions of item XI of Section 41 below;

XVIII.	to create and extinguish operating units of the Company;

XIX.

to approve the following policies: (i) appointment of members of the board of directors, its advisory committees and statutory board of executive officers; (ii) risk management; (iii) related party transactions; (iv) securities trading; and (v) compensation and human resources policies of the Company, including criteria for compensation, rights and benefits;

XX.	to authorize a transfer of corporate funds to employee associations, charitable, recreational and private pension entities, as well as any donation of corporate funds to a third party;

XXI.	to select and remove the Company’s independent auditors;

XXII.

to approve the execution of any agreements or transactions of any kind involving, on the one part, the Company and, on the other part:(i) any shareholder of the Company that holds more than 5% of its capital stock; (ii) any directors or executive officers of the Company, or their spouses and relatives up to the 4th degree of kinship; or (iii) any companies controlling, controlled by or under common control or affiliated with any one of the parties referred to in clauses “i” and “ii”;

XXIII.

to issue a prior favorable or unfavorable opinion with respect to any tender offer for the shares of the capital stock of the Company, as expressed in a well-reasoned report to be issued no later than 15 days after publication of the notice for such tender offer, covering at least (i) the convenience and timeliness of the tender offer in light of the interests of the Company and the interests of shareholders, including with respect to the price and potential impacts on the liquidity of the shares; (ii) the strategic plans announced by the offeror with respect to the Company; (iii) alternatives in the market to the acceptance of the tender offer; and (iv) other matters that the Board of Directors deems relevant;

XXIV.

with due regard for the provisions of these Bylaws and legislation in force, to provide for the orderly conduct of the proceedings of the Board of Directors, and to approve the internal regulations of the Board of Directors and its Advisory Committees;

XXV.	to regulate the activities of the Company and to take responsibility for all matters subject to the exclusive authority of the Shareholders’ Meeting or the Board of Executive Officers;

XXVI.

To elect the members of statutory advisory committees of the Board of Directors and their respective coordinators, and approve the internal regulations of the statutory advisory committees of the Board of Directors;

XXVII.

to authorize the Company to obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including security, accommodation, suretyship, expense, advance or credit offer in benefit of its controlled companies, special purpose companies and other companies that are directly or indirectly controlled by the Company, duly consolidated in its financial statements, in an amount above one percent (1%) of the Company’s Shareholder’s Equity recorded in the last consolidated financial statements of the Company and disclosed before the date of the relevant resolution taken by the Board of Directors, through the Standardized Financial Statements Form (Formulário Demonstrações Financeiras Padronizadas - DFP) or Quarterly Information Form (Formulário de Informações Trimestrais - ITR), whichever is more recent.

PARAGRAPH 1 – The removal of an Executive Officer shall require an affirmative vote of at least seven Directors.

PARAGRAPH 2 - Subject to any limitations imposed by the Shareholders’ Meeting, the Board of Directors shall determine the compensation of each of its members, each member of the Committees (articles 34 to 37) and each Executive Officer of the Company, taking into account their responsibilities, the time devoted to their duties, their skills, their professional reputation and the market value of their services.

PARAGRAPH 3 - It shall be incumbent on the Chairman of the Board of Directors, in addition to his or her other duties provided for in these Bylaws, to call and preside over the meetings of the Board of Directors and the Shareholders’ Meetings.

COMMITTEES OF THE BOARD OF DIRECTORS

SECTION 34 - The Board of Directors shall appoint a permanent Strategy and Innovation Committee, a People and ESG Committee and an Audit, Risk and Ethics Committee, which shall have no decision-making or managerial authority, to assist the Board in the performance of its functions.

PARAGRAPH 1 – The Strategy and Innovation Committee and the People and ESG Committee shall be composed of at least three (3) and no more than five (5) members, most of whom shall be independent members of the Board of Directors, provided that the others may be External Members, pursuant to paragraph 3 of Section 37 of these Bylaws.

PARAGRAPH 2 - The members of the Board of Directors appointed as members of these bodies and the Audit, Risk and Ethics Committee may accumulate the compensation applicable for each position so held.

SECTION 35 - The Audit, Risk and Ethics Committee, an advisory body linked to the Board of Directors, shall perform the functions of an “Audit Committee” for purposes of U.S. legislation, particularly the Sarbanes-Oxley Act.

PARAGRAPH 1 – The Audit, Risk and Ethics Committee shall be composed of at least three (3) and no more than five (5) members, of whom: the majority shall be independent members of the board of directors, at least one (1) shall be an External Member, pursuant to paragraph 3 of Section 37 of these Bylaws, and one (1) shall have recognized experience in corporate accounting issues.

PARAGRAPH 2 - A member of the Audit, Risk and Ethic Committee may meet both the requirements of being an independent member of the Board of Directors with acknowledged experience in corporate accounting matters, or being an External Member with acknowledged experience in corporate accounting matters.

PARAGRAPH 3 - The Audit, Risk and Ethics Committee shall be coordinated by one of the independent members of the Board of Directors who shall be part of such Committee. The activities of the committee coordinator shall be defined in its internal regulations, approved by the Board of Directors.

SECTION 36 - It is incumbent on the Audit, Risk and Ethics Committee, in addition to the duties assigned by applicable legislation and its internal regulations:

a)	to make a recommendation to the Board of Directors regarding the selection or replacement of the independent auditors and their compensation;

b)	to oversee the work of the independent auditors, and to issued an opinion on the engagement of the independent auditors to render other services to the Company;

c)	to take action and adopt measures as required to learn about and verify any claims involving matters related to financial statements, internal controls and independent auditing;

d)	to mediate any conflicts and disputes between the management of the Company and the independent auditors;

e)	to review quarterly information, interim financial information and financial statements;

f)	to monitor the internal audit activities and the activities of the internal controls area of the Company;

g)	to review and monitor the Company’s risk exposure;

h)	to review, monitor and make recommendations to management regarding the correction or improvement of the Company’s internal policies, including the related party transactions policy; and

i)

to have the means to receive and process information regarding non-compliance with legal provisions and regulations applicable to the Company, in addition to internal regulations and codes, including provisions on specific procedures to protect providers of information and the confidentiality of information.

PARAGRAPH 1 - The Company shall publish, in an annual basis, a summary report prepared by the Audit, Risk and Ethic Committee, contemplating the meetings held and the main matters discussed, highlighting the recommendations made by such committee to the Board of Directors;

PARAGRAPH 2 - The officers of the Company and the officers of the Company’s controlled companies, controlling shareholder, if any, affiliates or companies under common control, cannot be members of the Audit, Risk and Ethics Committee.

SECTION 37 - The Board of Directors may create advisory committees to assist the Board of Directors of the Company, such committees to have limited, specific purposes and a defined duration. The Board of Directors shall appoint the members of the advisory committees and shall determine their compensation, subject to the aggregate limit established by the Shareholders’ Meeting.

PARAGRAPH 1 – Each of the Advisory Committees of the Board of Directors will be composed of at least three (3) and no more than five (5) members, most of whom shall be independent members of the Board of Directors, provided that the others may be External Members, pursuant to paragraph 3 hereof.

PARAGRAPH 2 - The members of the Board of Directors appointed to compose the aforementioned bodies may accumulate the compensation applicable for each position so held.

PARAGRAPH 3 – External Members of any of the aforementioned Committees shall meet the following requirements:

a)	shall not be a member of the Board of Directors or Board of Executive Officers of the Company or its controlled companies;

b)

shall have unblemished reputation and extensive knowledge of the rules applicable to publicly-held companies, as well as the guiding concepts and principles of the highest corporate governance level in the Brazilian capital Market;

c)

shall not be a spouse or relative up to the second degree of (1) members of the management of the Company or its controlled companies or (2) individuals who are employees of the Company or its controlled companies, to the extent that it compromises his or her independence as External Member; and

d)

shall not hold positions in companies that may be deemed as competitors of the Company or its controlled companies, and shall not have, nor represent, interests that are conflicting with those of the Company or its controlled companies.

PARAGRAPH 4 - The External Members of all the Committees have the same duties and responsibilities of directors and executive officers, pursuant to Section 160 of Law No. 6,404/76, and shall take office upon execution of the applicable instrument of investiture, which shall acknowledge the requirements for holding each position.

PART II

BOARD OF EXECUTIVE OFFICERS

COMPOSITION

SECTION 38 - The Board of Executive Officers shall be composed of no less than four and no more than eleven executive officers, one of whom will be the Chief Executive Officer. All executive officers shall serve for a term of office of two years, reelection being permitted. The titles and duties of each executive officer shall be assigned by the Board of Directors, which shall designate one officer to serve as the Investor Relations Officer.

PARAGRAPH 1 – During his or her impediment or absence, the Chief Executive Officer shall appoint a substitute among the remaining Executive Officers, who shall then serve in both positions.

PARAGRAPH 2 - In the event of a vacancy in the position of Chief Executive Officer, such position shall be filled on an interim basis by one of the remaining Executive Officers, as designated by the Chairman of the Board of Directors. Such executive officer shall so serve until the following meeting of the Board of Directors, which shall then appoint a new Chief Executive Officer.

PARAGRAPH 3 - During their temporary absences or impediments, the remaining Executive Officers shall be replaced by another Executive Officer to be chosen by the Chief Executive Officer.

PARAGRAPH 4 - In the event of a vacancy in a position of Executive Officer, one of the remaining Executive Officers, as designated by the Chief Executive Officer, shall assume such position in an interim basis, and shall so serve until the following meeting of the Board of Directors.

PARAGRAPH 5 - An Executive Officer who substitutes the Chief Executive Officer or any of the remaining Executive Officers in accordance with this Section shall not be entitled to any additional compensation.

DUTIES OF THE EXECUTIVE OFFICERS

SECTION 39 - It will be incumbent on the Executive Officers to comply with and ensure compliance with these Bylaws, the resolutions of the Board of Directors and the Shareholders’ Meeting, as well as to perform all acts, within the scope of their authority, which are necessary for the regular conduct of the Company’s business.

PARAGRAPH 1 - It is incumbent on the Chief Executive Officer:

a) to call and preside over the meetings of the Board of Executive Officers;

b) to propose to the Board of Directors the composition of the Board of Executive Officers;

c) to propose to the Board of Directors the duties to be assigned to the other Executive Officers;

d) to guide and coordinate the performance of the other Executive Officers;

e) to oversee the general planning activities of the Company and its controlled companies;

f) to keep the directors abreast of the affairs of the Company and the development of its business; and

g) to carry out such other duties as may be assigned to him by the Board of Directors.

PARAGRAPH 2 - It is incumbent on the remaining Executive Officers to assist and support the Chief Executive Officer in the management of the Company’s business and to perform such functions as may be assigned to them by the Board of Directors, under the guidance and coordination of the Chief Executive Officer.

AUTHORITY AND DUTIES OF THE BOARD OF EXECUTIVE OFFICERS

SECTION 40 - The Board of Executive Officers has authority to perform all acts that are required to achieve the purposes of the Company, subject to the applicable provisions of law and these Bylaws, and to the resolutions of the Shareholders’ Meeting and the Board of Directors.

SECTION 41 - In addition to any other functions provided for by law and these Bylaws, it is incumbent on the Board of Executive Officers:

I.	to comply with and ensure compliance with these Bylaws and the resolutions of the Board of Directors and the Shareholders’ Meeting;

II.

to prepare and submit to the Board of Directors, on an annual basis, the Company’s business plan and general budget, in addition to its strategic plan and the annual revisions thereof, as well as see to the implementation of the foregoing;

III.	to propose to the Board of Directors the basic guidelines for the business of the Company;

IV.

to submit on an annual basis, to the Board of Directors, for review, the Management Report and the accounts of the Board of Executive Officers, together with an opinion of the independent auditors, as well as a proposal for allocation of the earnings for the preceding fiscal year;

V.	to appoint and remove the directors and officers of the controlled companies of the Company, and to appoint and remove the managers of its operating units;

VI.

to prepare on an annual basis the Action and Target Plan for each Board of Executive Officers, and to submit such Plans, together with the performance and results thereof, to the Board of Directors during its regular meetings;

VII.	to submit to the Board of Directors and the Fiscal Council a detailed quarterly economic and financial balance sheet of the Company;

VIII.	to authorize the opening, relocation or closing of offices, branches, premises or other establishments of the Company, in Brazil and abroad;

IX.

to propose to the Board of Directors the incorporation and termination of controlled companies of the Company, in Brazil and abroad, and other acts set forth in Section 33, item XVI of these Bylaws, as well as to approve the direct or indirect holding by the Company of an ownership interest in other companies and the sale of such ownership interest, in both case for companies of the same group of the Company;

X.	to prepare and submit to the Board of Directors the compensation policies of the Company and its controlled companies;

XI.

to authorize the Company to obtain any loans and borrowings, incur indebtedness, assume debt, provide guarantees, including security, accommodation, suretyship, expense, advance or credit offer in benefit of its controlled companies, special purpose companies and other companies directly or indirectly controlled by the Company, duly consolidated with the Company in its financial statements, up to the amount of one percent (1%) of the Stockholders’ Equity recorded in the last consolidated financial statements of the Company and disclosed before the date of the relevant resolution taken by the Board of Directors, through the Standardized Financial Statements Form (Formulário Demonstrações Financeiras Padronizadas) (DFP) or Quarterly Information Form (Formulário de Informações Trimestrais) (ITR), whichever is more recent; and

XII.

to submit to the Board of Directors, for review, all matters subject to a veto by the Brazilian Federal Government as the holder of the Golden Share, pursuant to Section 9 and item III of Section 18 hereof.

REPRESENTATION OF THE COMPANY

SECTION 42 – The Company shall be validly bound whenever represented by two Executive Officers, by the signature of one Executive Officer and one attorney-in-fact, or by two attorneys-in-fact acting within the scope of their respective powers.

PARAGRAPH 1 - The acts for which these Bylaws require prior authorization of the Board of Directors shall only be valid once such requirement is satisfied.

PARAGRAPH 2 - The Company may be represented by a single Executive Officer, who may grant powers of attorney for the purposes listed below, or a single attorney-in-fact in the performance of the following acts:

I.	receipt of discharge of the amounts due to the Company;

II.	issuance, trading, endorsement and discount of trade bills related to the Company’s sales;

III.	representation of the Company in stockholders’ meetings of companies in which the Company holds an equity interest;

IV.	granting of powers of attorney for representation of the Company in judicial or administrative proceedings;

V.	representation of the Company in judicial and/or administrative proceedings, except for performance of acts involving waiver of rights; and

VI.

performance of administrative acts, including before public offices, government-controlled companies, boards of trade, labor courts, INSS (National Social Security Institute), FGTS (Severance Pay Fund) and their collecting banks, and similar entities.

PARAGRAPH 3 - The Board of Directors may authorize the performance of specific acts whereby the Company will be bound by the signature of a single Executive Officer or a single duly appointed attorney-in-fact; and may in addition define authorities and limits for performance of acts by a single representative.

PARAGRAPH 4 - The following rules shall apply to the appointment of attorneys-in-fact:

I.

all powers of attorney shall be granted by the Chief Executive Officer or his or her substitute, acting together with another Executive Officer, and shall have a defined scope and term, except for powers for representation in judicial or administrative proceedings, in which case the term may be indefinite; and

II.

a power of attorney for performance of an act that requires prior authorization of the Board of Directors may only be granted after such authorization, which shall be mentioned in the power of attorney.

PART III

FISCAL COUNCIL

SECTION 43 - The Fiscal Council of the Company shall operate on a permanent basis and shall be composed of at least three (3) and no more than five (5) members and an equal number of alternate members, who may be shareholders or non-shareholders, shall reside in Brazil, shall be elected by the Shareholders’ Meeting, and shall have such duties as are provided for by law.

PARAGRAPH 1 - The rules in Section 31 hereof for election of the members of the Board of Directors of the Company shall apply to election of the members of the Fiscal Council, to the extent that such rules are pertinent and do not conflict with the provisions of this Section.

PARAGRAPH 2 - The Shareholders’ Meeting shall appoint the Chairman and the Vice Chairman of the Fiscal Council from among its elected members.

PARAGRAPH 3 - If, in accordance with the terms of Section 56 hereof, the Company comes under the control of a controlling shareholder or a parent company, as defined by law, the minority shareholders, as long as they represent in the aggregate 10% or more of the outstanding shares, shall have the right to elect, in a separate vote, one committee member and his alternate.

PARAGRAPH 4 -The compensation of the members of the Fiscal Council shall be determined by the Shareholders’ Meeting that elects such members, in compliance with applicable statutory requirements and limitations and with due regard for their experience, background and reputation.

SECTION 44 - The Fiscal Council shall hold regular meetings every calendar quarter to examine the interim balance sheet and other financial statements prepared from time to time by the Company; provided that the Fiscal Council may hold extraordinary meetings whenever called by the Chairman, on his own initiative or at the request of any its members.

PARAGRAPH 1 - Extraordinary meetings shall be called by written notice containing the agenda for the meeting, as well as an indication of the meeting’s place, date and time.

PARAGRAPH 2 - A meeting of the Fiscal Council may be called to order upon attendance by at least three (3) members or alternates, and the Fiscal Council shall pass its resolutions by a majority vote of the members in attendance.

SECTION 45 - The legal provisions and these Bylaws regarding the Fiscal Council shall be regulated in its internal regulations, which shall be approved by the Fiscal Council.

PARAGRAPH 1 - It shall be incumbent on the Chairman of the Fiscal Council to convey to all members of the Fiscal Council the communications received from the management bodies of the Company and its independent auditors, and to forward to such management bodies any requests received from its members.

PARAGRAPH 2 - The members of the Fiscal Council shall exercise their functions in the interest of the Company, regardless of whether they have been elected by a group or a class of shareholders.

PARAGRAPH 3 - In light of the illegality of the act in question and based on a well-grounded decision, the Fiscal Council may refuse to comply with a request for provision of information, clarification or special financial statements, or for determination of any specific fact.

PART IV

MEETINGS OF THE MANAGEMENT BODIES

INTERVAL OF MEETINGS

SECTION 46 - The Board of Directors of the Company shall meet, on a regular basis, eight times a year, according to a schedule to be announced during the first month of each fiscal year by the Chairman of the Board of Directors, provided, further, that extraordinary meetings may be held whenever necessary.

CALL

SECTION 47 - The directors and executive officers of the Company shall be called to attend the meetings of the relevant bodies by personal written notice given at least three business days in advance by letter, e-mail or any other means that permits acknowledgement of receipt by the recipient.

PARAGRAPH 1 – Such notice shall be accompanied by a list of the matters to be discussed and considered during the meeting, as well as all required supporting documentation.

PARAGRAPH 2 – The meetings of the management bodies may be called to order, irrespective of notice, whenever all members are in attendance.

PARAGRAPH 3 – In case of duly justified urgency, the Chairman of the Board of Directors may call meetings, pursuant to paragraph 1 of this Section, in which case, the meeting shall only be called to order with the attendance of at least two-thirds (2/3) of its members.

QUORUM AND VOTING REQUIREMENT

SECTION 48 - The meetings of the management bodies may only be called to order and resolve matters if a majority of the relevant members are in attendance; Directors or Officers shall be deemed to be present at a meeting if they participate via telephone conference, video conference, telepresence, e-mail or any other means of communication that allows identification of such Directors or Officers. In this case, Directors and Officers shall be deemed to be in attendance for purposes of quorum and voting, and their vote shall be deemed valid for all legal purposes and shall be included in the minutes of the meeting.

SECTION 49 - Except as otherwise expressly provided in these Bylaws, the resolutions at the meetings of the management bodies shall be passed by a majority vote of the members in attendance.

ARTICLE VI

FINANCIAL STATEMENTS AND

DISTRIBUTION OF INCOME

FISCAL YEAR AND FINANCIAL STATEMENTS

SECTION 50 - The fiscal year of the Company shall begin on January 1 and shall end on December 31 of each year.

PARAGRAPH 1 - At the end of each fiscal year, the Board of Executive Officers shall prepare the following financial statements, in accordance with the applicable provisions of law:

I.	balance sheet;

II.	statement of changes in shareholders’ equity;

III.	income statement;

IV.	statement of changes in financial position; and

V.	statement of cash flows.

PARAGRAPH 2 - Together with the financial statements for the fiscal year, the Board of Directors shall submit to the Annual Shareholders’ Meeting a proposal for allocation of the net income of the Company, subject to the provisions of these Bylaws and applicable law.

MANDATORY DIVIDEND

SECTION 51 - The shareholders shall be entitled to receive each fiscal year, as a mandatory dividend, a percentage equivalent to 25% of the net income for the year, as adjusted according to the following rules:

I - the net income for the fiscal year will be reduced or increased by the following amounts:

a) the amounts allocated to the legal reserve; and

b) the amounts allocated to a contingency reserve for anticipated losses, and reversal of any such reserve established in a preceding year;

II - payment of dividend pursuant to item I above may be capped at the amount of the net income realized during the year, provided that the difference is recorded in an unrealized revenue reserve;

III - profits recorded in the unrealized revenue reserve, once realized and to the extent not offset by losses in subsequent years, will be added to the first dividend to be paid after realization.

PARAGRAPH 1 - The dividend provided for in this Section shall not be mandatory for a given fiscal year if the Board of Directors informs the Shareholders’ Meeting that such dividend is not consistent with the financial condition of the Company; The Fiscal Council shall issue an opinion on such information and the managers of the Company shall submit to CVM, within five days after the Shareholders’ Meeting, an explanation justifying the information conveyed to the Shareholders’ Meeting.

PARAGRAPH 2 - Any income that fails to be distributed pursuant to Paragraph 1 shall be recorded in a special reserve and, to the extent not offset by losses in subsequent years, shall be paid as a dividend as soon as the financial condition of the Company so permits.

PARAGRAPH 3 - In accordance with prevailing income tax regulations, during each fiscal year, the Board of Directors may pay or credit interest on shareholders’ equity, contingent on a subsequent confirmation by the Annual Shareholders’ Meeting that will review the financial statements for the year.

PARAGRAPH 4 - Interest on shareholders’ equity shall be applied against any dividends declared by the Company.

INVESTMENT AND WORKING CAPITAL RESERVE

SECTION 52 - The Company shall maintain an Investment Reserve towards which up to 75% of the adjusted net income for the year may be applied by a proposal of the Board of

Directors in order to: (i) secure funds for investments in fixed assets, without prejudice to retention of earnings pursuant to Section 196 of Law No. 6,404/76; (ii) increase working capital; or (iii) carry out a redemption or purchase of shares of the Company’s capital stock or make payment to dissenting shareholders.

PARAGRAPH 1 - Subject to the applicable statutory limitation, such reserve may not exceed 80% of capital stock.

PARAGRAPH 2 - According to a proposal of the Board of Directors, the Shareholders’ Meeting may at any time declare a dividend to be paid with funds standing to the credit of the reserve referred to in this Section, or apply the balance thereof, in whole or in part, to an increase of the capital stock, including by way of a stock dividend.

INTERIM DIVIDENDS

SECTION 53 - The Board of Directors may approve the preparation of semi-annual balance sheets and may declare interim dividends. The Board may also prepare balance sheets and distribute dividends in shorter periods, provided that all dividends paid during the semi-annual period of each fiscal year do not exceed the capital reserves of the Company.

SOLE PARAGRAPH - The Board of Directors may declare dividends to be paid out of retained earnings or an earnings reserve shown in the latest annual or semi-annual balance sheet.

PROFIT SHARING

SECTION 54 - The Shareholders’ Meeting may grant profit sharing to the directors and executive officers of the Company, subject to applicable statutory limitations.

PARAGRAPH 1 - Profit sharing may only be granted with respect to a fiscal year in which the mandatory dividend referred to in Section 51 hereof is paid to the shareholders.

PARAGRAPH 2 - Whenever the Company pays an interim dividend based on earnings recorded in a semi-annual balance sheet, in an amount equal to at least 25% of the net income for the period calculated pursuant to Section 53 hereof, the Board of Directors may approve payment of profit sharing to the directors and executive officers with respect to such semi-annual period, contingent on subsequent confirmation by the Shareholders’ Meeting.

ARTICLE VII

PROTECTION MECHANISM

MONITORING OF EQUITY INTERESTS

SECTION 55 - In addition to the provisions of Paragraph 2 of Section 8 and Paragraph 2 of Section 10 hereof, and without prejudice to the remaining provisions of these Bylaws, the Company, through a working group coordinated by the Investor Relations Officer, shall monitor changes in the equity interests in the Company held by its shareholders, in order to prevent and, as the case may be, report any breach of these Bylaws and applicable rules and regulations, pursuant to Paragraph 1 below, as well as recommend to the Shareholders’ Meeting imposition of the penalties provided for in Section 16 hereof.

PARAGRAPH 1 - If at any time, the Investor Relations Officer detects a breach of any restriction as to the limit of shares owned by a single shareholder or Shareholder Group, the Investor Relations Officer shall immediately report such fact: (i) to the Chairman of the Board of Directors; (ii) to the Board Member elected by the Brazilian Federal Government, as holder of the Golden Share; (iii) to the Chief Executive Officer; (iv) to the members of the Fiscal Council; (v) to B3; and (vi) to CVM.

PARAGRAPH 2 – The Investor Relations Officer may require the shareholders or Shareholder Groups of the Company to disclose their direct and/or indirect capital structure as well as the composition of their direct and/or indirect tranche of control stock and, as the case may be, the corporate and business groups to which they belong, de facto or de jure.

TENDER OFFER IN THE EVENT OF PURCHASE

OF SUBSTANTIAL INTEREST OR SALE OF CONTROLLING INTEREST

SECTION 56 - Any shareholder or Shareholder Group that purchases or becomes the holder for any reason of: (i) 35% or more of the total outstanding shares of the Company; or (ii) other rights, including under a usufruct or trust by will (fideicomisso), related to outstanding shares of the Company that represent more than 35% of the capital stock (an “Acquiring Shareholder”) shall, within 15 days after such acquisition or event that resulted in ownership of shares or rights in excess of the foregoing limit, submit to the Brazilian Federal Government, as the holder of the Golden Share, through the Ministry of Economy, a request to conduct a tender offer for all outstanding shares of the Company, subject to the provisions of applicable regulations, the rules issued by the B3 and the provisions of this Section.

PARAGRAPH 1 - The Brazilian Federal Government, as the holder of the Golden Share, may accept or refuse such request for a tender offer, at its sole discretion. If the request is accepted, the Acquiring Shareholder shall carry out the tender offer within 60 days from the approval, in the manner described in this Section. If the request is denied, the Acquiring Shareholder, within 30 days after being informed of the denial, shall sell all the shares that exceed the aforementioned limit.

PARAGRAPH 2 - The Acquiring Shareholder shall provide the Chief Executive Officer of the Company with a copy of all the documents related to the request for a tender offer delivered to or sent by the Brazilian Federal Government.

PARAGRAPH 3 - During the period from the request for a tender offer until a positive or negative reply from the Brazilian Federal Government, the Acquiring Shareholder may not acquire or dispose of any shares or convertible securities of the Company.

PARAGRAPH 4 - The price at which each share of the Company may be purchased in the tender offer cannot be less than the result obtained by applying the following formula:

TO Price = Value of Share + Premium

where:

“TO PRICE” corresponds to the purchase price for each outstanding share of the Company in the tender offer provided for in this Section.

“VALUE OF SHARE” corresponds to the highest value among: (i) the highest unit quotation obtained for the shares issued by the Company during the 12-month period prior to the tender offer among values recorded on any stock exchange on which such shares were traded; (ii) the highest price paid by the Acquiring Shareholder, during the 36-month period prior to the tender offer, for a share or tranche of shares issued by the Company; (iii) an amount equivalent to 14.5 times the Average Consolidated EBITDA of the Company (as defined below) reduced by the consolidated net indebtedness of the Company, divided by the total number of outstanding shares; and (iv) an amount equivalent to 0.6 times the backlog of the Company, according to the latest information disclosed by the Company, reduced by the consolidated net indebtedness of the Company, divided by the total number of outstanding shares.

“PREMIUM” corresponds to 50% of the Value of Share.

“CONSOLIDATED EBITDA OF THE COMPANY” is the consolidated operating profit of the Company before net financial expenses, income tax and social contribution, depreciation, depletion and amortization, based on the audited consolidated financial statements for the most recent full fiscal year of the Company already audited and published.

“AVERAGE CONSOLIDATED EBITDA OF THE COMPANY” is the arithmetic average of the Consolidated EBITDAs of the Company for the two most recent full fiscal years.

PARAGRAPH 5 - For the purposes of Paragraph 4 above, in the case of shares represented by depositary certificates (including shares covered by a Depositary Receipts program), the quoted price of each share shall be determined by the division: (i) of the quoted price of the relevant depositary certificate in the market in which it is traded; by (ii) the number of shares represented by such certificate.

PARAGRAPH 6 - A tender offer as mentioned in the leading paragraph of this Section shall not preclude another shareholder of the Company from carrying out a competing tender offer, pursuant to applicable regulations.

PARAGRAPH 7 - The Acquiring Shareholder shall comply with any requests or requirements that may be made by CVM, within the time periods prescribed by applicable regulations.

PARAGRAPH 8 - The tender offer shall necessarily follow the principles and procedures listed below, in addition to those expressly contemplated in Section 4 of CVM Instruction No. 361, of March 5, 2002, and in the Novo Mercado Regulations, where applicable:

I.	be addressed to all shareholders of the Company, without any distinction;

II.	be carried out through an auction to be conducted on B3;

III.

be made so as to assure equal treatment to all shareholders, providing them with adequate information on the Company and the offeror, as well as with elements necessary to support a careful and independent decision as to acceptance of the tender offer;

IV.	be irrevocable and not subject to any changes after publication of the public notice for the offer, pursuant to CVM Instruction No. 361/02;

V.

be launched at a set price calculated according to the provisions of this Section, be paid upfront, in Brazilian currency, as consideration for the purchase of shares of the Company in the tender offer; and

VI.

be supported by an appraisal report of the Company prepared by a firm of recognized international standing, independence, and expertise in economic and financial appraisal of public companies, prepared in accordance with the criteria listed in Section 8 of CVM Instruction No. 361/02, with due regard for the criteria in Paragraph 4 above as regards the minimum price for the offer.

PARAGRAPH 9 - In the event the Acquiring Shareholder fails to meet the obligations imposed by this Section, including as regards compliance with time limits: (i) to request the authorization of the Brazilian Federal Government to conduct the tender offer; (ii) to conduct the tender offer; or (iii) to meet any requests or requirements made by CVM, then the Board of Directors of the Company shall call an Extraordinary Shareholders’ Meeting, at which the shareholder or Shareholder Group in question shall be barred from voting, to take action on the suspension of shareholder’s rights with respect to such shareholder or Shareholder Group, as provided in Section 16 hereof.

PARAGRAPH 10 - For purposes of determining the percentage of 35% of the total outstanding shares of the Company, as mentioned in the leading paragraph of this Section, any involuntary percentage increases in ownership interests resulting from a cancellation of treasury shares shall be disregarded.

ARTICLE VIII

REGISTRATION AS A PUBLICLY-HELD COMPANY AND NOVO MERCADO

SECTION 57 - The voluntary delisting from the Novo Mercado segment may occur: (i) regardless of any tender offer, in the event of dismissal approved by the shareholders’ meeting of the Company, pursuant to Section 18, item X, of these Bylaws, or (ii) in the absence of such dismissal, if preceded by a tender offer that complies with the procedures set forth in the regulation enacted by CVM on tender offers for delisting as a publicly-held company and with the following requirements:

I.	the offered price shall be fair, and, therefore, the Company may request a new appraisal, pursuant to Section 4-A of Law No. 6,404/76; and

II.

shareholders holding more than one-third (1/3) of the outstanding shares shall accept the tender offer or expressly agree with the delisting from the Novo Mercado segment without carrying out the sale of shares.

PARAGRAPH 1 – For the purposes of this Section 57, outstanding shares are only the shares whose holders expressly agree to delist from the Novo Mercado segment or qualify for the tender offer auction, pursuant to the regulation enacted by CVM applicable to tender offers of publicly-held companies for delisting.

PARAGRAPH 2 – If the quorum mentioned in the paragraph above is reached: (i) those who accepted the tender offer cannot be submitted to an apportionment in the sale of their equity interest, subject to the procedures of dismissal of the limits set forth in the regulation enacted by CVM applicable to tender offers; and (ii) the offeror shall purchase the remaining outstanding shares within one (1) month from the date of the auction, for the final tender offer price, adjusted until the date of effective payment, pursuant to the tender offer notice and applicable regulation, which shall occur within fifteen (15) days from the date of exercise of this option by shareholders.

SECTION 58 -	The tender offer for the delisting of the Company or category conversion at CVM’s registry shall be carried out at a fair price, in accordance with the applicable legal and regulatory rules.

SECTION 59

-  Subject to the provisions of these Bylaws and without prejudice to the provisions of Section 56 above, the direct or indirect sale of control of the Company, in a single transaction or a series of successive transactions, shall be agreed upon under the condition that the purchaser undertakes to carry out a tender offer for the shares issued by the Company and held by the other shareholders, subject to the terms of and within the time limits set forth in the regulations in force and the Novo Mercado Rules, so that the holders of such shares receive the same treatment as that accorded to the seller.

SECTION 60 -

A single tender offer of shares may be conducted for more than one of the purposes contemplated in this Article VIII, the Novo Mercado Regulations or the regulations issued by CVM, provided that the procedures of the various types of tender offer can be harmonized and there is no loss to the offerees, and provided, further, that CVM gives its consent, where required by applicable law.

SECTION 61 -

The Company or the shareholders responsible for a tender offer under these Bylaws, the Novo Mercado Regulations or the regulations issued by the CVM may ensure the conduct thereof through any shareholder, a third party or, as the case may be, the Company. The Company or the shareholder, as the case may be, shall not be released from the obligation to carry out a tender offer its completion in compliance with the applicable rules.

ARTICLE IX

ARBITRATION

SECTION 62 -

The Company, its shareholders, directors, executive officers and members of the fiscal council, including effective and alternate members, if any, agree to settle by arbitration, to be conducted by the Market Arbitration Panel (Câmara de Arbitragem do Mercado), pursuant to its regulation, any disputes among them arising from or in relation to the condition of issuer, shareholders, directors, executive officers and members of the fiscal council, in particular, pursuant to the provisions of Law No. 6,385, Law No. 6,404/76, the Bylaws of the Company, the rules issued by the National Monetary Council, the Central Bank of Brazil and CVM, as well as other rules applicable to the operation of the capital markets in general, in addition to the provisions contained in the Novo Mercado Regulations, other B3 regulations and the Novo Mercado Participation Agreement.

PARAGRAPH 1 – The provisions of this Section shall not apply in the event of disputes or disagreements related to or deriving from the Golden Share held by the Brazilian Federal Government or the rights and prerogatives thereof, under the law or these Bylaws, which shall be submitted to the jurisdiction of the central courts of the judicial district of the City of Brasília (Federal District).

PARAGRAPH 2 – The investiture of directors, executive officers and members of the fiscal council, including effective and alternate members, is contingent on the execution of the investiture instrument, which shall set forth that they are subject to the arbitration clause set forth in this Section 65.

ARTICLE X

SECTION

63 - The Company may enter into agreements with, or approve indemnity policies covering the members of, the Board of Directors, Fiscal Council, Board of Executive Officers and committees of the Company or its controlled companies, as well as the employees of the Company or its controlled companies (“Beneficiaries”), by which the Company agrees to bear or reimburse certain expenses, costs and damages effectively incurred by the Beneficiaries, during or after the period of their relationship with the Company, related to arbitration, judicial or administrative proceedings, involving acts carried out in the regular exercise of the Beneficiaries’ duties, as of the date of their investiture or beginning of the employment relationship with the Company, as applicable.

PARAGRAPH 1 – Without prejudice to other events set forth in agreements or indemnity policies approved by the Board of Directors, the Company shall not make disbursements in favor of Beneficiaries based on these agreements or indemnity policies in the following cases:

I.	acts performed outside the regular exercise of the Beneficiaries’ duties;

II.	acts performed by Beneficiaries in bad faith, intentionally, with gross fault or upon fraud;

III.	acts performed by Beneficiaries in their own interest or the interests of third parties, to the detriment of the corporate interest of the Company; or

IV.	indemnifications resulting from the action for damages provided in Section 159 of Law No. 6,404/76 or reimbursement for losses provided in Section 11, paragraph 5, item II, of Law No. 6,385/76.

PARAGRAPH 2 – The indemnity agreements or policies shall be adequately disclosed and provide for, without limitation:

I.	the applicable terms and conditions;

II.	mechanisms to identify and handle conflicts of interest; and

III.	the procedure to be adopted in the decision-making process about the execution of indemnity agreements by the Company and the payment of amounts by the Company.

PARAGRAPH 3 – In the cases that, after a final and unappealable judgment is rendered, it is confirmed that the act practiced by a Beneficiary is not indemnifiable pursuant to the indemnity agreement or policy approved by the Board of Directors, any amounts paid by the Company relating to this act based on the Beneficiary’s obligations set forth in these indemnity agreements or policies shall be returned by the Beneficiaries.

Annex II – REPORT OF PROPOSED AMENDMENTS TO THE BYLAWS

(Pursuant to Section 11, item II, of CVM Instruction No. 481/09)

COMPARATIVE TABLE OF THE BYLAWS

PROPOSED AMENDMENTS TO THE BYLAWS OF EMBRAER

Report detailing the origin and justification for the proposed changes and analyzing their legal and economic effects:

Current Bylaws	Proposed Amendments to the Bylaws	Justification/Comments

Section 33. It is incumbent on the Board of Directors:

XVI. To approve the incorporation and termination of directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature, as well as the direct holding by the Company of an ownership interest in other companies or undertakings of any kind whatsoever, in Brazil or abroad, and the sale of such ownership interest;

Section 33. It is incumbent on the Board of Directors:

XVI. to approve (i) the incorporation and termination of directly or indirectly controlled companies, affiliates, consortiums, joint ventures and/or any entities of any nature ~~as well as~~; (ii) the direct holding by the Company of an ownership interest in other companies ~~or undertakings of any kindwhatsoever, in Brazil or abroad~~ the sale of such ownership interest (except for companies of the same group of the Company which resolution is incumbent on the Board of Executive Officers), as well as new capital contributions to such companies;

Inclusion, among the powers of the Board of Directors, of the approval of capital contributions in the case of directly and indirectly controlled companies. The legal effect is that the decision on such controlled companies is now incumbent on the Board of Directors, thus, regulating the issue in the Bylaws.

Section 34. The Board of Directors shall appoint a permanent Strategy Committee, a People and Governance Committee and an Audit, Risk and Ethics Committee, which shall have no decision-making or managerial authority, to assist the Board in the performance of its functions.

Section 34. The Board of Directors shall appoint a permanent Strategy and Innovation Committee, a People and ~~Governance~~ ESG Committee and an Audit, Risk and Ethics Committee, which shall have no decision-making or managerial authority, to assist the Board in the performance of its functions.

The change in the name of the committees has no legal or economic impact. The purpose of these names is to better reflect the functions and activities of each committee.

Section 34. paragraph 1 - The Strategy Committee and the People and Governance Committee shall be composed of at least three (3) and no more than five (5) members, most of whom must be independent members of the Board of Directors, or External Members, pursuant to paragraph 3 of Section 37 of these Bylaws.

Section 34. paragraph 1 - The Strategy and Innovation Committee and the People and ESG ~~Governance~~ Committee shall be composed of at least three (3) and no more than five (5) members, most of whom shall be independent members of the Board of Directors, provided that the others may be External Members, pursuant to paragraph 3 of Section 37 of these Bylaws

The same as the item above.

Art. 41. Item IX: to propose to the Board of Directors the incorporation and termination of controlled companies of the Company, in Brazil and abroad, and other acts set forth in Section 33, item XVI of these Bylaws;

Art. 41. Item IX: to propose to the Board of Directors the incorporation and termination of controlled companies of the Company, in Brazil and abroad, and other acts set forth in Section 33, item XVI of these Bylaws, as well as to approve the direct or indirect holding by the Company of an ownership interest in other companies and the sale of such ownership interest, in both case for companies of the same group of the Company

To regulate that the resolution on the direct or indirect holding by the Company of an ownership interest in other companies and the sale of such ownership interest, in both case for companies of the same group of the Company are incumbent on the Board of Executive Officers (and not on the Board of Directors, which is incumbent on such decisions regarding companies outside the same group of the Company).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2021

Embraer S.A.

By:

/s/ Antonio Carlos Garcia

	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations